SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 17, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Companhia Aberta de Capital Autorizado– CVM nº 016390
CNPJ nº 01.832.635/0001 -18 – NIRE nº 35.300.150.007
Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

RELEVANT EVENT

TAM S.A. (the "Company"), pursuant to the requirements of the Law of Public Limited Companies and according to the Brazilian Securities Commission ("CVM") Instruction N. 358/02, as altered, informs its shareholders and the market in general that its wholly owned subsidiary TAM LINHAS AEREAS S.A. ("TAM Linhas Aereas") will make its first public issuance, which by restriction will only be directed to qualified investors, in compliance with the Brazilian Securities Commission's Instruction N. 476, from January 16, 2009, consisting of 600 (six hundred) regular bonds, not convertible into shares, in a single series, in cash with a real guarantee, with a unitary par value of R$1,000,000.00 (one million reais), for a total amount of R$600,000,000.00 (six hundred million reais) ("Issuance" and "Bonds"), on July 24, 2009 (the "Date of Issue") and which will expire July 24, 2013.

The Bonds are guaranteed by fiduciary assignment of receivables and by an additional surety guarantee, given by TAM, in favor of the bondholders.

The par value of the Bonds will be amortized in 13 (thirteen) quarterly and consecutive payments, to be made the 24th day of the months of January, April, July and October of each year, with the first payment due on July 24, 2010. The Bonds will pay established remunerative interest, based on the accumulative variation of 126.50% (one hundred and twenty-six point five zero percent) of the Daily Interbank deposit rate, calculated exponentially and cumulatively, pro-rated for the number of business days. The remunerative interest will be paid monthly on the 24th (twenty-fourth) day of the month, beginning August 24, 2009.

Planner DTVM Ltda. is the fiduciary agent for this Issuance.

BB - Banco de Investimento S.A. was also contracted as the leading coordinator of this Issue, as well as Banco Bradesco S.A. as the designated Issuance bank.

The monies obtained from this Issuance will be used to reinforce TAM Linhas Aereas S.A.'s working capital.

São Paulo, July 17, 2009.

TAM S.A.
Libano Miranda Barroso
Chief Investor Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.